UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): November 9, 2017

THE COMMUNITY FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Maryland	001-36094	52-1652138
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3035 Leonardtown Road, Waldorf, Maryland 20601
(Address of Principal Executive Offices) (Zip Code)

301-645-5601
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ X ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [    ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [    ]

Item 8.01. Other Events.

          On November 9, 2017, The Community Financial Corporation (the “Company”), the holding company for Community Bank of the Chesapeake, announced that it has received the requisite regulatory approvals from the Federal Deposit Insurance Corporation and the Maryland Office of the Commissioner of Financial Regulation to complete the merger of County First Bank, headquartered in La Plata, MD, into Community Bank of the Chesapeake.  The Company issued a press release announcing the above-referenced receipt of regulatory approval, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

        FORWARD-LOOKING STATEMENTS

          Certain statements contained in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, those relating to The Community Financial Corporation’s, Community Bank of the Chesapeake’s and County First Bank’s future growth and management’s outlook or expectations for revenue, assets, asset quality, profitability, business prospects, net interest margin, non-interest revenue, allowance for loan losses, the level of credit losses from lending, liquidity levels, capital levels, or other future financial or business performance strategies or expectations. These forward looking statements may also include: management’s plan relating to the transaction; the expected completion of the transaction; the payment of any contingent cash consideration in the transaction; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction; any statement of expectation or belief; projections related to certain financial metrics; and any statement of assumptions underlying the foregoing. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms.

          Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from our expectations of future results, performance or achievements, or industry results, expressed or implied by these forward-looking statements.

          In addition to factors previously disclosed in The Community Financial Corporation’s reports filed with the Securities and Exchange Commission including those we file with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2016, and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: changes in The Community Financial Corporation’s and Community Bank of the Chesapeake’s operating or expansion strategy; availability of and costs associated with obtaining adequate and timely sources of liquidity; the ability to maintain credit quality;  the effects of future economic, business and market conditions; weaker than anticipated market conditions in our primary market areas; changes in interest rates; governmental monetary and fiscal policies; changes in prices and values of real estate; legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including changes in the cost and scope of FDIC insurance; the failure of assumptions regarding the levels of non-performing assets and the adequacy of the allowance for loan losses;  possible adverse rulings, judgments, settlements and other outcomes of pending litigation; the ability of Community Bank of the Chesapeake and County First Bank to collect amounts due under loan agreements; changes in consumer preferences; liquidity risks through an inability to raise funds through deposits, borrowings or other sources, or to maintain sufficient liquidity at the Company separate from Community Bank of the Chesapeake’s liquidity; volatility in the capital and credit markets; effectiveness of Community Bank of the Chesapeake’s interest rate risk management strategies; the ability to meet other closing conditions to the transaction, including approval by County First Bank’s shareholders on the expected terms and schedule; delay in closing the transaction; difficulties and delays in integrating County First Bank’s business or fully realizing cost savings and other benefits of the transaction in the expected timeframes, if at all; business disruption following the transaction; inflation; customer acceptance of Community Bank of the Chesapeake’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; and the introduction, withdrawal, success and timing of business initiatives.

          You are cautioned not to place undue reliance on the forward-looking statements contained in this document in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Any forward-looking statement speaks only as of the date of this Report, and we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this Report. Forward-looking statements regarding the transaction are based upon currently available information.

        IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

          This communication is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, The Community Financial Corporation and County First Bank have filed a proxy statement/prospectus as part of a registration statement on Form S-4 that The Community Financial Corporation filed with the SEC regarding the proposed transaction. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about The Community Financial Corporation and County First Bank and the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus as well as other filings containing information about The Community Financial Corporation, may be obtained at the SEC’s website at http://www.sec.gov, when they are filed by The Community Financial Corporation. You will also be able to obtain these documents, when they are filed, free of charge, from The Community Financial Corporation at www.cbtc.com under the heading “About Us” and then under the Investor Relations menu. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to The Community Financial Corporation, Attn: Shareholder Relations, 3035 Leonardtown Road, Waldorf, MD 20601 or by calling 240-427-1036, or to County First Bank, Attn: Karen Zamostny, 202 Centennial Street, P. O. Box 2752, La Plata, MD 20646 or by calling (301) 934-2265.

          PARTICIPANTS IN THE SOLICITATION

        The Community Financial Corporation and County First Bank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of County First Bank in connection with the proposed transaction. Information about the directors and executive officers of The Community Financial Corporation and their ownership of The Community Financial Corporation common stock is set forth in the proxy statement for The Community Financial Corporation’s 2017 annual meeting of shareholders as filed with the SEC on Schedule 14A on March 30, 2017.  Information concerning all of the participants in the solicitation is included in the proxy statement/prospectus relating to the proposed transaction. Each of these documents is available free of charge at the SEC’s Web site at www.sec.gov and from The Community Financial Corporation’s website at www.cbtc.com.

Item 9.01. Financial Statements and Exhibits.

            (d)       Exhibits.

                        Exhibit No.                 Description

                        99.1                             Press Release dated November 9, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COMMUNITY FINANCIAL CORPORATION

Date: November 9, 2017	By:	/s/ William J. Pasenelli
William J. Pasenelli
President and Chief Executive Officer